UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2019

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

Azul Signs Non-Binding Agreement to Acquire Selected Assets of Avianca Brasil

São Paulo, March 11, 2019 – Azul S.A, “Azul”, (B3: AZUL4, NYSE: AZUL), the largest airline in Brazil by number of departures and destinations, announces today that it has signed a non-binding agreement with Avianca Brasil to acquire certain assets of Avianca Brasil for the indicative purchase price of up to US$ 105 million. As provided by the Brazilian Bankruptcy and Judicial Reorganization Law, the assets will be transferred to a new entity free and clear of all debts and liabilities (“NewCo”). The proposed NewCo solely includes certain assets selected by Azul including Avianca Brasil’s operating certificate, 70 pair of slots and approximately 30 Airbus A320 aircraft.

The offer is non-binding and remains subject to a number of conditions precedent, including due diligence, regulatory and creditors approvals, and the conclusion of Avianca Brazil’s judicial reorganization. Azul estimates that the process could take up to three months to be concluded.

Azul will keep the market informed of any relevant developments.

About Azul

Azul S.A. (B3: AZUL4, NYSE: AZUL), the largest airline in Brazil by number of cities served, offers 821 daily flights to 110 destinations. With an operating fleet of 123 aircraft and more than 11,000 crewmembers, the Company has a network of 220 non-stop routes as of December 31, 2018. In 2018, Azul was awarded best airline in Latin America by TripAdvisor Travelers’ Choice and by Kayak’s Flight Hacker Guide, and also best regional carrier in South America for the eighth consecutive time by Skytrax. Azul also ranked as most on-time airline in Brazil in 2018 according to FlightStats. For more information visit www.voeazul.com.br/ir.

Contact

Investor Relations

Tel: +55 11 4831 2880

invest@voeazul.com.br

Media Relations

Tel: +55 11 4831 1245

imprensa@voeazul.com.br

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    March 11, 2019

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer